VIA EDGAR

August 2, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Industrial Applications and Services

Division of Corporation Finance

Washington, D.C. 20549

Attn: J. Conlon Danberg

Re:	Re: Inspire Veterinary Partners, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed July 17, 2023 File No. 333-271198

Dear Mr. Danberg:

We write on behalf of Inspire Veterinary Partners, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated July 31, 2023, commenting on the Company’s Amended Registration Statement on Form S-1 filed July 17, 2023 (the “Registration Statement”). This correspondence addresses Comments No. 1, 3, 4, and 5 in the Commission’s letter dated July 31, 2021. The Company’s response to Comment No. 2 in the staff’s letter of July 31 has been addressed in previously-filed correspondence addressed to Nudrat Salik and Terrence O’Brien.

Titling and paragraph numbering of the comment below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 4 to Form S-1

Risk Factors

Our board of directors may designate. . ., page 23

1. We refer to your revised statement that you anticipate Mr. Keiser will own 48.5% of the voting power and an economic interest in approximately 34.7% of your outstanding common stock immediately following the closing of the offering. We also note your revised statement that Mr. Keiser and certain other directors and affiliate will control a combined 39.3% of the voting power and an economic interest in approximately 28.9% of your outstanding common stock. Please revise, as this information does not appear to be consistent, and does not appear to be consistent with the information in the beneficial ownership table.

United States Securities and Exchange Commission

Attn: J. Conlon Danberg

August 2, 2023

Response: In response to this comment, the Company has amended the figures in this risk factor to correct and update them and render them consistent with disclosures in the beneficial ownership table.

Use of Proceeds, page 32

3. We note that you have filed a free writing prospectus on July 27, 2023 indicating that you have entered into letters of intent for three new locations. Please revise to identify the businesses and the status of your negotiations with respect to these acquisitions. Refer to Item 504 of Regulation S-K.

Response: In response to this comment, the Company has amended the use of proceeds disclosure in the Registration Statement to identify the three businesses under consideration and to indicate the current status of negotiations with these businesses. Specifically, the additional disclosure explains that no binding agreements to acquire these or any other specific businesses have been executed. The Company has begun preliminary due diligence activities with regard to these potential acquisitions and can provide no assurance that any or all of such acquisitions will in fact occur.

Security Ownership of Certain Beneficial Owners and Management, page 76

4. We acknowledge your revised disclosures. Please also revise the narrative lead-in to the table to explain the number of shares outstanding that you are using, with respect to each of the following scenarios: before the offerings, after the primary offering, and after the secondary offering.

Response: In response to this comment, the Company has amended this portion of the Registration Statement to include introductory information before the beneficial ownership table which explains the number of shares used in the calculations for each of the columns in the table.

General

5. We note that your amended and restated bylaws that you have filed includes an exclusive forum provision. Please revise your prospectus to clearly and prominently describe this provision, including the forum for litigation. In addition, please add a risk factor to describe the risks of such a provision, including that there may be increased costs for stockholders to bring a claim and that the provision can discourage or limit investors' ability to bring a claim in a judicial forum that they find favorable. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to this comment, the Company has amended its bylaws to strike the exclusive forum provision. Amended bylaws for the Company have been filed as new Exhibit 3.3 to the Registration Statement.

United States Securities and Exchange Commission

Attn: J. Conlon Danberg

August 2, 2023

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.